November 21, 2019
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, DC 20549

Attention: Mr. Blaise Rhodes
Ms. Linda Cvrkel

Re: NeoGenomics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 26, 2019
File No. 001-35756

Dear Mr. Rhodes and Ms. Cvrkel:

We are in receipt of the October 24, 2019 comment letter (the “Letter”) of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to NeoGenomics, Inc. (the “Company”). We respectfully submit the following response to the comments reflected in the Letter.

For your convenience, we have repeated the specific comments that the Staff made in the Letter in boldface type and have set forth our responses immediately following the comment.

We understand that you will be reviewing our responses and may have additional comments. We welcome any questions you may have concerning our responses. Please feel free to call us at the telephone number listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2018

Consolidated Statements of Operations
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity,

1. Your consolidated statement of operations for 2018 discloses that you recognized deemed dividends on your Series A convertible preferred stock of $10.2 million and negative amortization of the beneficial conversion feature associated with the Series A convertible preferred stock of $4.6 million during 2018. Please explain how you calculated or determined the amounts of each of these items for 2018 pursuant to the guidance in ASC 480-10-S99-3A, ASC 470-20-40-1, or other relevant US GAAP accounting literature, as applicable. Also, please explain why the amounts of each of these items changed from the amounts presented in your interim financial statements for the nine months ended September 30, 2018 when your disclosure in Note I to the financial statements indicates that all of the remaining Series A convertible preferred shares were redeemed on June 25, 2018. In addition, please explain the nature and amount of the $20.9 million reduction to stockholder's equity on the line item "amortization of beneficial conversion feature" in your 2018 consolidated statement of redeemable convertible preferred stock and stockholders' equity. Also, please explain why the adjustment to the carrying value of the Series A preferred shares of $1.8 million on this line item differs from the amount reflected in your statement of operations of $4.6 million.

Company’s Response:

In response to the Staff’s comment, the Company has summarized certain key terms related to the Series A Redeemable Convertible Preferred Stock (“Preferred Stock”) that was issued on December 30, 2015 (“Original Issue Date”) followed by an explanation of certain calculations related to the redemption. The terms of the Preferred Stock are also included in the Preferred Stock certificate (“Stock Certificate”) as filed as Exhibit 3.2 on Form 8-K with the Securities Exchange Commission (the “SEC”) on December 28, 2015.

Summary of Transaction:

On the Original Issue Date, the Company issued 14,666,667 shares of Preferred Stock as part of the total consideration provided to acquire all of the outstanding stock of Clarient, Inc. The Preferred Stock had a face value of $7.50 per share for a total liquidation value of $110 million. The Company recorded the Preferred Stock at a fair value of approximately $73.2 million, or $4.99 per share, on the date of issuance. The difference between the fair value of $73.2 million and the liquidation value of $110 million resulted in a discount of $36.8 million from the initial face value, representing the impact the rights and features of the instrument had on the value to the Company.

Additionally, the fair value of the common stock into which the Preferred Stock was convertible at the Original Issue Date exceeded the allocated fair value of the Preferred Stock by approximately $44.7 million on the Original Issue Date, resulting in a beneficial conversion feature (“BCF”). In accordance with ASC 470-20-25-5, the Company allocated $44.7 million of the total $73.2 million proceeds to the BCF upon issuance.

Therefore, on the Original Issue Date, the initial carrying amount of the Preferred Stock was $28.5 million (an $81.5 million discount from the total liquidation value). In accordance with ASC 470-20-35-7, the Company subsequently amortized the discount relating to the BCF as a return to preferred shareholders using the effective interest method over the first three years the Preferred Stock was outstanding, as the date the stock first became convertible was three years from the Original Issue Date. Similarly, the remaining discount was amortized in accordance with ASC 480-10-S99.

Commencing on the one year anniversary of the Original Issue Date, paid-in-kind dividends (“PIK Dividends”) began to accrue quarterly. The PIK Dividends were cumulative and accrued whether or not they were earned or declared. In accordance with ASC 505-10-S99-7, the Company also began imputing dividends upon issuance to effectively represent a level dividend yield on increasing rate Preferred Stock. In addition to the BCF recorded on the Original Issue Date, we recorded additional BCF discounts for the PIK Dividends quarterly, as they were accrued.

On December 22, 2016, the Company redeemed 8,066,667 shares of the Preferred Stock for $55.0 million in cash. On June 25, 2018 (the “Redemption Date”), the Company redeemed the remaining outstanding shares of Preferred Stock for an aggregate redemption amount of $50.1 million, prior to consideration of any transaction related expenses.

Response:

Within the Q3 2018 Form 10-Q filed with the SEC on November 6, 2018 (“Q3 Form 10-Q”), the amounts presented as “Deemed dividends on preferred stock” and “Amortization of preferred stock beneficial conversion feature” within the Consolidated Statements of Operations for the nine month period ended September 30, 2018 represented accrual of dividends and accretion of the discount associated with the BCF and the remaining discount recognized during this period on the Preferred Stock prior to the Redemption Date. In addition, as calculated separately, we presented as a separate line item, “Gain on redemption of preferred stock”. The Company notes that the presentation within the Q3 Form 10-Q was consistent with the presentation in the Q2 2018 Form 10-Q filed with the SEC on August 6, 2018 as the Redemption Date was June 25, 2018. The “Gain on redemption of preferred stock” of $9.1 million for the six-month-period ended June 30, 2018, represented a deemed contribution from the Preferred Stock holders upon redemption and was calculated as the difference between (1) the cash paid to redeem the Preferred Stock of $50.1 million less the portion of that cash that was allocated to reacquisition of the BCF of $21.3 million, less (2) the carrying value of the Preferred Stock on the Redemption Date of $37.8 million. The amount allocated to the BCF upon redemption was calculated as the intrinsic value of the Preferred Stock on the Original Issue Date, of $3.05 per share multiplied by the number of shares redeemed on the Redemption Date of 6,997,467, in accordance with ASC 470-20-40.

In the 2018 Form 10-K, as filed with the SEC on February 26, 2019, and amended on May 8, 2019 (the “2018 Form 10-K”), the Company revised the presentation of “Deemed dividends on preferred stock” and “Amortization of preferred stock beneficial conversion feature” within the Consolidated Statements of Operations for the year ended December 31, 2018. The presentation for the “Deemed dividends on preferred stock” within the 2018 Form 10-K includes the impact of the redemption of the Preferred Stock on deemed dividends and, in accordance with the Company’s interpretation of ASC 470-20-40-1, the presentation reflected that the remaining unamortized discount was recognized immediately as a dividend with an offsetting reduction, or negative amortization, reflecting the portion of the BCF the holder was not able to realize due to the redemption. Effectively, it was reflected gross to show the accretion of the remaining discount offset by the holders’ foregone benefit of the BCF (inherent in the remaining discount) but had no net impact on the amount of the adjustment to net income to arrive at net income (loss) attributable to common shareholders.

After considering further, the Company recognizes that while the presentation in the 2018 Form 10-K was consistent with the Company’s interpretation of ASC 470-20-40-1 and had no net effect on any balances, it could have been confusing for investors. The Company further notes that the calculation of deemed dividends on the Preferred Stock and the amortization of Preferred Stock BCF are closely related. For example, the BCF is itself considered a deemed dividend and, in accordance with ASC 470-20-30, the terms of the PIK Dividend resulted in additional BCF issued in preferred shares and thereby impacted BCF amortization. Therefore, since we believe users of the financial statements view the “Deemed dividends on preferred stock,” “Amortization of preferred stock beneficial conversion feature,” and “Gain on redemption of preferred stock” line items together, the Company will prospectively combine these line items into a single line item disclosed as “Deemed dividends and amortization of beneficial conversion feature on preferred stock, net”.

Accordingly, the Company will present the Consolidated Statements of Operations for the years ended 2018 and 2017 as follows, beginning with the Company’s 2019 Form 10-K:

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

	For the years ended December 31,
	2018	2017 (as adjusted)
NET INCOME (LOSS)	$2,640	$(396)
Deemed dividends and amortization of beneficial conversion feature on preferred stock, net	(3,448)	10,547
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$6,088	$(10,943)

We will also further describe the Deemed dividends and amortization of beneficial conversion feature on preferred stock, net line item in the footnote disclosures, beginning with the Company’s 2019 Form 10-K with the following incremental disclosure:

This gain of $9.1 million is presented in the Consolidated Statements of Operations as Deemed dividends and amortization of beneficial conversion feature on preferred stock, net, along with $1.9 million and $3.7 million for deemed dividends and amortization of beneficial conversion feature, respectively, related to the Series A Preferred Stock during the period from January 1, 2018 through the redemption date of June 25, 2018.

On the Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (“Statement of Equity”) for the year ended December 31, 2018 in the 2018 Form 10-K, the $20.9 million reduction in “Additional Paid In Capital” on the line item “Amortization of beneficial conversion feature” represents two items; (1) the cash paid to redeem the Preferred Stock that is allocated to the BCF of $21.3 million, as discussed above, which is partially offset by (2) $0.4 million of BCF related to PIK Dividends accrued for the period from January 1, 2018 through the Redemption Date.

In the Q3 2019 Form 10-Q filed with the SEC on November 13, 2019 (“Q3 2019 Form 10-Q”), the Company made certain presentation reclassifications to previously reported information related to the redemption of the Preferred Stock on the Redemption Date, including reclassifying the $21.3 million, from the “Deemed dividends on preferred stock and amortization of beneficial conversion feature” line to the “Redemption of Series A preferred stock” within APIC in the Statement of Equity for the three month period ended June 30, 2018. Such presentation reclassifications have no impact to the total carrying value of Preferred Stock or APIC for any period, and is disclosed in Note A in the Q3 2019 Form 10-Q.

Finally, the adjustment to the carrying value of the Series A convertible preferred stock of $1.8 million on the amortization of beneficial conversion feature line within our Statement of Equity for the year ended December 31, 2018 presented in the 2018 Form 10-K, differs from the amount reflected in the Consolidated Statement of Operations for the year ended December 31, 2018 also presented in the 2018 Form 10-K, as the Company inadvertently presented the impact of the gain on redemption of preferred stock as an addition to the carrying value of the Preferred Stock within our Statement of Equity, rather than a reduction to the carrying value of Preferred Stock. This resulted in presentation of a $1.8 million impact to the carrying value of the Preferred Stock related to the amortization of BCF, rather than $16.4 million. However, the Company notes that the total carrying value of the Preferred Stock was reduced to zero within the Statement of Equity and that the beginning and ending carrying values are appropriately presented within the Statement of Equity and the Consolidated Balance Sheets for all periods presented in the 2018 Form 10-K. The Company confirms that there was no change in the overall assessment of the redemption of the Preferred Stock or its impact to the net ending carrying value of the Preferred Stock within the Statement of Equity and does not believe that the presentation within the Q3 2018 Form 10-Q or 2018 Form 10-K would change the view of any investors.

In the Q3 2019 Form 10-Q, the Company identified the incorrect presentation of the $1.8 million adjustment to the carrying value of the Preferred Stock discussed above as an immaterial correction of an error and adjusted the historical presentation.

Consistent with the prospective presentation on the Statement of Operations as proposed above, the Company believes its investors view the components of Preferred Stock, including the impacts of the redemption of the Preferred Stock on the Redemption Date on the Statement of Equity in total and, on a prospective basis, the Company will also combine the line items previously disclosed as “Deemed dividends on preferred stock,” “Amortization of preferred stock beneficial conversion feature,” and “Gain on redemption of preferred stock” into a single line item presented as “Deemed dividends and amortization of beneficial conversion feature on preferred stock, net” within the Statement of Equity for 2018 and 2017 as follows, beginning with the Company’s 2019 Form 10-K:

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
(In thousands, except share amounts)

	Series A Redeemable Convertible Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
December 31, 2016, as adjusted	6,600,000	$22,873	78,571,158	$79	$191,308	$—	$(29,071)	$162,316
Common stock issuance ESPP plan	—	—	108,599	—	844	—	—	844
Issuance of Series A Preferred Stock	264,000	—	—	—	—	—	—	—
Stock issuance fees and expenses	—	—	—	—	(218)	—	—	(218)
Foreign currency translation adjustments	—	—	—	—	—	44	—	44
Gain on effective cash flow hedge	—	—	—	—	—	230	—	230
Issuance of restricted stock	—	—	822,711	1	4,094	—	—	4,095
Issuance of stock for warrant exercise	—	—	364,600	—	—	—	—	—
Issuance of common stock for stock options	—	—	595,506	—	1,960	—	—	1,960
Deemed dividends and amortization of beneficial conversion feature on preferred stock, net	—	9,742	—	—	(9,742)	—	—	(9,742)
ESPP Expense	—	—	—	—	96	—	—	96
Adjustment for impact of accounting standard	—	—	—	—	—	—	6,388	6,388
Stock comp. exp.- options and restricted stock	—	—	—	—	6,345	—	—	6,345
Net loss	—	—	—	—	—	—	(396)	(396)
December 31, 2017, as adjusted	6,864,000	$32,615	80,462,574	$80	$194,687	$274	$(23,079)	$171,962
Common stock issuance ESPP plan	—	—	117,146	—	1,050	—	—	1,050
Redemption of Series A Preferred Stock	(6,864,000)	(37,823)	—	—	(21,348)	—	—	(21,348)
Stock issuance fees and expenses	—	—	—	—	(354)	—	—	(354)
Foreign currency translation adjustments	—	—	—	—	—	(68)	(54)	(122)
Loss on effective cash flow hedge	—	—	—	—	—	(785)	—	(785)
Issuance of common stock - Acquisition	—	—	999,994	1	13,242	—	—	13,243
Issuance of common stock - Public Offering	—	—	11,270,000	11	135,060	—	—	135,071
Issuance of restricted stock	—	—	62,182	—	(297)	—	—	(297)
Issuance of common stock for stock options	—	—	1,553,544	2	8,596	—	—	8,598
Deemed dividends and amortization of beneficial conversion feature on preferred stock, net	—	5,208	—	—	3,867	—	—	3,867
ESPP Expense	—	—	—	—	243	—	—	243
Stock compensation expense - options and restricted stock	—	—	—	—	6,640	—	—	6,640
Adjustment for impact of accounting standard	—	—	—	—	(1,095)	—	1,130	35
Net income	—	—	—	—	—	—	2,640	2,640
December 31, 2018	—	$—	94,465,440	$94	$340,291	$(579)	$(19,363)	$320,443

If you have any questions or comments with regard to the foregoing, please contact me at (239) 768-0600.

Sincerely,

/s/ Kathryn B. McKenzie

Kathryn B. McKenzie
Vice President, Chief Accounting Officer

cc: Denise Pedulla, General Counsel
Clayton E. Parker, K&L Gates LLP